UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

HOLLYWOOD ENTERTAINMENT CORPORATION

(Name of Subject Company)

HOLLYWOOD ENTERTAINMENT CORPORATION

(Name of Person Filing Statement)

Common Stock

(Title of Class of Securities)

436141105

(CUSIP Number of Class of Securities)

Donald J. Ekman

General Counsel and Secretary

Hollywood Entertainment Corporation

9275 SW Peyton Lane

Wilsonville, Oregon 97070

(503) 570-1600

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person Filing Statement)

Copies To:

Robert J. Moorman Stoel Rives LLP 900 SW Fifth Avenue, Suite 2600 Portland, Oregon 97204-1268 (503) 294-9249	Jonathan K. Layne Gibson, Dunn & Crutcher LLP 2029 Century Park East Los Angeles, California 90067-3026 (310) 552-8500

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

The purpose of this amendment is to amend and supplement Items 1, 4 and 5 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Hollywood Entertainment Corporation (the “Company” or “Hollywood”) on February 17, 2005 and subsequently amended by Amendment No. 1 to Schedule 14D-9 filed on March 2, 2005 (the “Amendment”).

Item 1. Subject Company Information.

Part (b) of Item 1 is hereby amended and restated in its entirety as follows:

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s Common Stock, of which there were 64,080,420 shares outstanding as of March 7, 2005, with an additional 9,315,936 shares reserved for issuance under the Company’s equity compensation plans, of which 3,056,377 shares are issuable upon or otherwise deliverable in connection with the exercise of outstanding options issued pursuant to such plans.

Item 4. The Solicitation or Recommendation.

The first full paragraph on page 4 of the Amendment is amended to read in its entirety as follows:

The Special Committee also considered (i) the fact that the Offer of $14.50 per share of Hollywood common stock, consisting of $11.50 in cash and Blockbuster Class A Common Stock with a value of $3.00, represents a $1.25 premium over the cash consideration to be paid in the merger with Movie Gallery and (ii) the fact that it might be possible for a company with Blockbuster’s knowledge of the industry, financial resources and access to financial and legal advice to potentially find a way to overcome the risks discussed above (although there can be no guarantee Blockbuster would do so). The Special Committee did not compare the Offer with the $14.00 or $10.25 per share cash consideration agreed upon in the earlier Leonard Green & Partners agreements (discussed in “Background of the Offer” below) because the Special Committee’s determinations and recommendations with respect to the Leonard Green & Partners agreements were made before Movie Gallery offered to pay $13.25 per share in cash and because of the changed circumstances created by the terms of the Movie Gallery transaction. Instead, it evaluated the merits of the Offer in light of current market conditions and relative to the certainty of the Movie Gallery transaction, which would provide shareholders with $13.25 in cash per share without many of the conditions of the Offer or risks to completion associated with the Offer.

The portion of the “Background of the Offer” under the caption “Market-Check Process; Entry into the Movie Gallery Agreement” is supplemented as follows:

•	On March 4, 2005, the FTC filed a motion in U.S. District Court for the District of Columbia to require Blockbuster to comply with the statutory rules of the HSR Act. In its motion, the FTC asked the court to act before March 11, 2005. The FTC’s filing stated that Blockbuster had not yet substantially complied with the “second request” issued by the FTC on January 12, 2005 because Blockbuster provided insufficient and inaccurate pricing data.

•	On March 9, 2005, Blockbuster issued a press release in which it announced that the tender offers for Hollywood’s Common Stock and 9.625% Senior Subordinated Notes, respectively, have been extended until midnight, New York City time, on March 24, 2005, unless further extended.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

The following sentence is added to the end of the second full paragraph on page 6 of the Amendment:

The Special Committee and the Board of Directors did not ask Lazard to update its fairness opinion with respect to the Movie Gallery merger after Blockbuster commenced the Offer because the primary factors considered by the Special Committee and the Board of Directors (as described more fully in Item 4(b) of this Schedule 14D-9) in reaching their recommendations focused on Blockbuster’s ability to complete the Offer and not whether the Offer was, or the consideration proposed in the merger agreement continued to be, fair from a financial point of view to the Company’s shareholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hollywood Entertainment Corporation

Date: March 10, 2005	By: /s/ TIMOTHY R. PRICE

Name:   Timothy R. Price

Title:     Chief Financial Officer

EXHIBIT INDEX

Exhibit		Description

(a	)(1)	Letter, dated February 17, 2005 to the Company’s shareholders (1)

(a	)(2)	Press Release issued by the Company on February 17, 2005 (1)

(a	)(3)	Press Release issued by the Company on February 25, 2005 (2)

(e	)(1)	License Agreement, effective as of January 25, 2001, between the Company and Boards, Inc. (1)

(e	)(2)	Change of Control Plan for Senior Management dated as of February 3, 2001 (1)

(1)	Previously filed as an exhibit to Hollywood Entertainment Corporation’s Schedule 14D-9 filed with the Securities and Exchange Commission on February 17, 2005.
(2)	Previously filed as an exhibit to Hollywood Entertainment Corporation’s Amendment No. 1 to Schedule 14D-9 filed with the Securities and Exchange Commission on March 2, 2005.